UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

NovaRay Medical, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

None
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 26, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON WHEATLEY MEDTECH PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,918,845 [2]
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,918,845 [2]
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,918,845 [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6% [2]
14	TYPE OF REPORTING PERSON PN

_______________
2           Does not include 142,632 shares of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock and 47,544 shares of Common Stock issuable upon exercise of Series A Warrants issued to Wheatley MedTech Partners, L.P. in connection with a private placement of such securities because such shares of Series A Convertible Preferred Stock may not be converted into Common Stock and Series A Warrants may not be exercised within sixty (60) days if such conversion or exercise would result in any holder of Series A Convertible Preferred Stock or a Series A Warrant beneficially owning more than 4.99% of NovaRay Medical, Inc.’s then issued and outstanding Common Stock.

1	NAME OF REPORTING PERSON WHEATLEY MEDTECH PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,918,845 [2]
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,918,845 [2]
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,918,845 [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6% [2]
14	TYPE OF REPORTING PERSON OO
_______________
2           Does not include 142,632 shares of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock and 47,544 shares of Common Stock issuable upon exercise of Series A Warrants issued to Wheatley MedTech Partners, L.P. in connection with a private placement of such securities because such shares of Series A Convertible Preferred Stock may not be converted into Common Stock and Series A Warrants may not be exercised within sixty (60) days if such conversion or exercise would result in any holder of Series A Convertible Preferred Stock or a Series A Warrant beneficially owning more than 4.99% of NovaRay Medical, Inc.’s then issued and outstanding Common Stock.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.0001 per share (the “Shares”), of NovaRay Medical, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 1850 Embarcadero Road, Palo Alto, California 94303.

Item 2.	Identity and Background.

1)
	(a)	Wheatley MedTech Partners, L.P., a Delaware limited partnership (“Wheatley MedTech”)

	(b)	Address:	80 Cuttermill Road, Suite 302
Great Neck, New York 11021

	(c)	Principal Business:	Investments

2)
	(a)	Wheatley MedTech Partners, LLC, a Delaware limited liability company

	(b)	Address:	80 Cuttermill Road, Suite 302
Great Neck, New York 11021

	(c)	Principal Business:	Investments

Each of the following persons is a member of Wheatley MedTech Partners, LLC, the general partner of Wheatley MedTech.

1)
	(a)	Dr. David Dantzker

	(b)	Address:	80 Cuttermill Road, Suite 302
Great Neck, New York 11021

	(c)	Principal Business:	Investments

	(f)	Citizenship:	United States
2)
	(a)	Barry Rubenstein

	(b)	Address:	80 Cuttermill Road, Suite 302
Great Neck, New York 11021

	(c)	Principal Business:	Investments

	(f)	Citizenship:	United States

3)
	(a)	Barry Fingerhut

	(b)	Address:	80 Cuttermill Road, Suite 302
Great Neck, New York 11021

	(c)	Principal Business:	Investments

	(f)	Citizenship:	United States

4)

	(a)	Irwin Lieber

	(b)	Address:	80 Cuttermill Road, Suite 302
Great Neck, New York 11021

	(c)	Principal Business:	Investments

	(f)	Citizenship:	United States

5)

	(a)	Jonathan Lieber

	(b)	Address:	80 Cuttermill Road, Suite 302
Great Neck, New York 11021

	(c)	Principal Business:	Investments

	(f)	Citizenship:	United States

6)

	(a)	Seth Lieber

	(b)	Address:	80 Cuttermill Road, Suite 302
Great Neck, New York 11021

	(c)	Principal Business:	Investments

	(f)	Citizenship:	United States

7)

	(a)	Nancy Casey

	(b)	Address:	80 Cuttermill Road, Suite 302
Great Neck, New York 11021

	(c)	Principal Business:	Investments

	(f)	Citizenship:	United States

No person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No person described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration. [3]

Wheatley MedTech acquired 1,918,845 shares of Common Stock as Merger (as defined below) consideration in exchange for securities of NovaRay, Inc. held by Wheatley MedTech.

Pursuant to a conversion agreement, Wheatley MedTech agreed to the automatic conversion of certain notes and accrued interest of NovaRay, Inc. into Series A Convertible Preferred Stock and Warrants upon the closing of the Issuer’s private placement of such securities.  The aggregate purchase price of 142,632 shares of Series A Convertible Preferred Stock and Series A Warrants to purchase 47,544 shares of Common Stock at an exercise price of $4.25 per share, subject to adjustment, held by Wheatley MedTech was $367,670.21 and such securities were acquired and, upon the exercise of such warrants, will be acquired, with its working capital and its other funds.

Item 4.	Purpose of Transaction.

The Shares disclosed herein were acquired for investment purposes.  Other than Dr. Dantzker’s capacity as a director of the Issuer, no person described herein has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 9,767,853 shares of Common Stock outstanding as of December 27, 2007, as reported on the Issuer's Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 28, 2007.

As of the close of business on December 27, 2007, Wheatley MedTech beneficially owned 1,918,845 shares of Common Stock constituting approximately 19.6% of the shares of Common Stock outstanding.  This does not include 142,632 shares of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock and 47,544 shares of Common Stock issuable upon exercise of Series A Warrants issued to Wheatley MedTech in connection with a private placement of such securities because such shares of Series A Convertible Preferred Stock may not be converted into Common Stock and Series A Warrants may not be exercised within sixty (60) days if such conversion or exercise would result in any holder of Series A Convertible Preferred Stock or a Series A Warrant beneficially owning more than 4.99% of the Issuer’s then issued and outstanding Common Stock.

Wheatley MedTech Partners, LLC, the general partner of Wheatley MedTech, may be deemed to beneficially own such shares of Common Stock.  Wheatley MedTech Partners, LLC disclaims beneficial ownership of these securities except to the extent of its equity interest therein.

As members of Wheatley MedTech Partners, LLC, the general partner of Wheatley MedTech, Barry Rubenstein, Barry Fingerhut, Irwin Lieber, Jonathan Lieber, Seth Lieber, Dr. David Dantzker and Nancy Casey may be deemed to beneficially own the 1,918,845 shares of Common Stock beneficially owned by Wheatley MedTech, constituting approximately 19.6% of the shares of Common Stock outstanding.  Messrs. Rubenstein,

_______________

3           The disclosure set forth in Item 5(c) regarding the issuance of certain shares of Common Stock upon the exchange of securities of NovaRay, Inc. pursuant to the Merger is incorporated herein by reference.

Fingerhut, Lieber, Lieber, Lieber, Dr. Dantzker and Ms. Casey have shared voting and dispositive power with respect to such shares of Common Stock beneficially owned by Wheatley MedTech.  Each of Messrs. Rubenstein, Fingerhut, Lieber, Lieber, Lieber, Dr. Dantzker and Ms. Casey disclaim beneficial ownership of these securities except to the extent of his/her respective equity interest therein.

(b)           By virtue of their positions with Wheatley MedTech Partners, LLC, Ms. Casey, Dr. Dantzker and Messrs. Barry Rubenstein, Fingerhut, Lieber, Lieber and Lieber share the power to vote and dispose of the shares of Common Stock reported in this Schedule 13D as beneficially owned by Wheatley MedTech.

(c)           Schedule A annexed hereto lists all transactions by all the persons described herein in the Issuer’s securities effected during the past sixty days.  Such transactions were effected in the private placement of securities or in connection with the Merger.

(d)           No person other than the persons described herein is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the private placement:

(a)           Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock of the Issuer, whereby shares of Series A Convertible Preferred Stock may not be converted into Common Stock within sixty (60) days if such conversion would result in any holder of Series A Convertible Preferred Stock beneficially owning more than 4.99% of the Issuer’s then issued and outstanding Common Stock.

(b)           Registration Rights Agreement, dated as of December 27, 2007, by and among the Issuer and the Purchasers (as defined therein) pursuant to which the Issuer agreed to register the shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock. The Issuer also agreed to provide demand and company registration rights to holders of Common Stock issuable upon conversion of Series A Convertible Preferred Stock issuable upon exercise of the Series A Warrants.

(c)           Pursuant to the Series A Warrant of the Issuer, Series A Warrants may not be exercised within sixty (60) days if such exercise would result in any holder of a Series A Warrant beneficially owning more than 4.99% of the Issuer’s then issued and outstanding Common Stock.

(d)           Lock-Up Agreement, dated as of December 27, 2007, by and among the Issuer, BioBridge LLC, Lynda Wijcik, Wheatley MedTech, Heartstream Capital B.V., Marc Whyte, Edward Solomon, Jack Price, Triple Ring Technologies, Inc., and Fountainhead Capital Partners Limited (the “Lock-Up Stockholders”), whereby the Lock-Up Stockholders have agreed not to sell any shares of the Common Stock that they presently own or may acquire after the date of such agreement, except in accordance with the terms and conditions set forth therein.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement by and between Wheatley MedTech Partners, L.P. and Wheatley MedTech Partners, LLC, dated January 8, 2008.

2.
Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.4 of the Issuer’s Periodic Report on Form 8-K filed with the SEC December 28, 2007).

3.
Series A Convertible Preferred Stock and Warrant Purchase Agreement, dated December 27, 2007, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.8 of the Issuer’s Periodic Report on Form 8-K filed with the SEC December 28, 2007).

4.	Form of Series A Warrant to Purchase Shares of Common Stock of the Issuer (incorporated by reference to Exhibit 10.11 of the Issuer’s Periodic Report on Form 8-K filed with the SEC December 28, 2007).

5.
Registration Rights Agreement dated December 27, 2007, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.12 of the Issuer’s Periodic Report on Form 8-K filed with the SEC December 28, 2007).

6.
Lock-Up Agreement dated December 27, 2007, by and among the Issuer and the Lock-Up Stockholders (incorporated by reference to Exhibit 10.13 of the Issuer’s Periodic Report on Form 8-K filed with the SEC December 28, 2007).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2008	WHEATLEY MEDTECH PARTNERS, L.P.

	By:	Wheatley MedTech Partners, LLC its general partner

	By:	/s/ Barry Rubenstein
Barry Rubenstein, Chief Executive Officer

WHEATLEY MEDTECH PARTNERS, LLC

By:	/s/ Barry Rubenstein
Barry Rubenstein, Chief Executive Officer

SCHEDULE A

TRANSACTIONS IN SHARES OF THE ISSUER
DURING THE PAST SIXTY DAYS

Reporting Person	Class of Security	Number of Shares Acquired	Consideration	Date of Purchase/Sale	Where and how the transaction was effected
Wheatley MedTech	Common Stock	1,918,845	[4]	December 26, 2007	Merger
	Series A Convertible Preferred Stock	142,632	$367,670.21[5]	December 27, 2007	Private Placement
	Series A Warrant (Convertible for Common Stock)	47,544	No additional consideration	December 27, 2007	Private Placement

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4           Wheatley MedTech Partners, L.P. acquired the shares of Common Stock pursuant to an Agreement and Plan of Merger, dated as of December 26, 2007, by and among Vision Acquisition I, Inc., NovaRay, Inc. (the Issuer’s predecessor) and Vision Acquisition Subsidiary, Inc. (the “Merger Agreement”).  The Merger Agreement contemplated that the stockholders of NovaRay, Inc. would receive three shares of the Issuer’s Common Stock in exchange for each one share of NovaRay, Inc. common stock.

5           Pursuant to a conversion agreement, Wheatley MedTech agreed to the automatic conversion of certain notes and accrued interest of NovaRay, Inc. into Series A Convertible Preferred Stock and Warrants upon the closing of the Issuer’s private placement of such securities.

EXHIBIT INDEX

Exhibit
1.	Joint Filing Agreement by and between Wheatley MedTech Partners, L.P. and Wheatley MedTech Partners, LLC, dated January 8, 2008.

2.
Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.4 of the Issuer’s Periodic Report on Form 8-K filed with the SEC December 28, 2007).

3.
Series A Convertible Preferred Stock and Warrant Purchase Agreement, dated December 27, 2007, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.8 of the Issuer’s Periodic Report on Form 8-K filed with the SEC December 28, 2007).

4.	Form of Series A Warrant to Purchase Shares of Common Stock of the Issuer (incorporated by reference to Exhibit 10.11 of the Issuer’s Periodic Report on Form 8-K filed with the SEC December 28, 2007).

5.
Registration Rights Agreement dated December 27, 2007, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.12 of the Issuer’s Periodic Report on Form 8-K filed with the SEC December 28, 2007).

6.
Lock-Up Agreement dated December 27, 2007, by and among the Issuer and the Lock-Up Stockholders (incorporated by reference to Exhibit 10.13 of the Issuer’s Periodic Report on Form 8-K filed with the SEC December 28, 2007).